FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 30, 2018

(Date of earliest event reported)

Digital Social Retail, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-2103846
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

205 E. 42nd St.

New York, NY 10017

(Full mailing address of principal executive offices)

800-236-6610

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, consisting of common stock, par value $0.001 per share (“Common Stock”), of Digital Social Retail, Inc. (the “Company”) and warrants (“Warrants”) to purchase Common Stock, including the underlying Common Stock and Warrants.

Item 1. Fundamental Changes.

On January 30, 2018, the Company, Holosfind S.A. (“Holosfind”) and MG Partners II Ltd. (“MGP II”) entered into Amendment No. 10 (“the Tenth Amendment”) to the Forbearance Agreement dated December 14, 2017 (the “Ninth Amendment”), pursuant to which the parties agreed to extend the forbearance deadline from January 31, 2018 (as set forth in the Ninth Amendment) to February 28, 2018.

The foregoing description is a summary only and does not purport to set forth the complete terms of the Tenth Amendment or the terms of earlier Forbearance Agreements among the Company, Holosfind and MGP II or any other agreements among the Company, Holosfind and MGP II. The foregoing description is qualified in its entirety by reference to the document filed as Exhibit 6.1 to this Current Report on Form 1-U. The disclosures made herein are hereby incorporated by reference into the Offering Statement on Form 1-A filed by the Company with the Securities and Exchange Commission (Offering File No. 024-10711), as amended, and the Offering Circular forming a part thereof (including, without limitation, the sections of the Offering Circular entitled “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and “Interest of Management and Others in Certain Transactions – Arrangements with MG Partners II Ltd.” In addition, all references in the Offering Circular to the January 31, 2018 termination date of the Forbearance Agreement are hereby amended to refer to February 28, 2018.

Exhibit Index

Exhibit No.	Document
6.1	Amendment No. 10 to Forbearance Agreement, dated December 14, 2017, by and among Digital Social Retail, Inc., Holosfind S.A. and MG Partners II Ltd.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digital Social Retail, Inc.

Date: February 16, 2018	By:	/s/ Sylvain Bellaiche
Sylvain Bellaiche
Chief Executive Officer

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